
JUNE 29, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ACQUIRES MULTIPLE CASH-FLOWING STREAM AND ROYALTY ASSETS FOR US$138M, INCREASES 2021 GUIDANCE

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to announce that the Company has increased its portfolio of producing assets and immediate cash flow through the execution of a US$30 million gold stream and royalty agreement (the "VGML Stream") with Vatukoula Gold Mines PTE Limited ("VGML") and the purchase of a royalty package on a portion of Vale S.A.'s ("Vale") operations at a net purchase price of US$108 million (the "Vale Royalties", and collectively with the VGML Stream, the "Royalties").

"The addition of the VGML Stream and Vale Royalties has strengthened our immediate and long term cash flow projections and fortified our producing royalty portfolio," stated Nolan Watson, President and CEO of the Company. "The Vale Royalties provide Sandstorm shareholders exposure to high-quality assets with reserve weighted mine lives of several decades, while the VGML Stream adds fixed gold deliveries with operational and exploration upside."

ACQUISITION HIGHLIGHTS

- **Immediate Cash Flow:** At consensus prices, the Royalties are estimated to contribute additional revenue of US$12–$15 million per year for the next five years. Revenue from the Vale

Royalties are accrued as of January 1, 2021 and the VGML Stream gold deliveries are expected to begin in August 2021.

- **VGML Stream:** Sandstorm will acquire a gold stream on the operating Vatukoula gold mine in Fiji (the "Vatukoula Mine") in exchange for a US$30 million upfront deposit. Stream deliveries are fixed for the first six years (the "Fixed Delivery Period"), growing from 2,280 ounces per year in the first 24 months to 5,340 per year for the remainder of the Fixed Delivery Period of four years, followed by a variable stream for the life of the mine.

- **Vale Royalties:** Sandstorm has acquired 9.3 million units of Vale's participating royalties (the "Participating Royalties") which provide holders with life of mine net sales royalties on certain of Vale's producing and exploration assets. The Participating Royalties are backed by Vale's long-life, low-cost assets and are expected to contribute to Sandstorm's portfolio for several decades, including US$11–$12 million of royalty revenue in 2021 based on analyst consensus pricing.

- **Increased Production Guidance:** Sandstorm has increased its 2021 production guidance to 62,000–69,000 gold equivalent ounces.

- **Asset Diversification and Quality:** With the addition of the Royalties, Sandstorm's portfolio now includes 229 streams and royalties, of which 29 of the underlying mines are in production.

VATUKOULA GOLD STREAM AND ROYALTY

Sandstorm has executed a US$30 million gold stream and royalty on the producing Vatukoula Mine in Fiji with VGML.

Under the terms of the VGML Stream, Sandstorm will receive 25,920 ounces of gold over six years followed by 2.55%–2.9% of the gold production from the Vatukoula Mine mining licenses, which cover 12.5 km^2 plus a five-kilometre area of interest.

Sandstorm will also receive a 1.0% net smelter returns ("NSR") royalty on VGML's interest in certain prospecting licenses, plus a five-kilometre area of interest. VGML currently holds a 45% interest in these licenses, for an effective 0.45% NSR royalty on a 195 km^2 land package.

▶ **STREAM TERMS**

- **Fixed Delivery Stream:** The 25,920 ounces of fixed gold deliveries is anticipated to begin in August 2021 and will be delivered over a six-year period. During the first two years of the Fixed Delivery Period, Sandstorm will receive 2,280 ounces of gold per year, increasing to 5,340 ounces of gold per year during the final four years of the Fixed Delivery Period.

- **Variable Stream**: Following the Fixed Delivery Period, Sandstorm will receive a variable proportion of gold production from the Vatukoula Mine for the life of the mine (the "Variable Stream"). The Variable Stream delivery rate will be 2.9% for the first 100,000 ounces of gold produced in a calendar year and 2.55% for the volume of production above 100,000 ounces.

- **Ongoing Payment:** Sandstorm will pay VGML 20% of the spot price for each ounce of gold delivered from the VGML Stream.

- **Security:** Sandstorm's stream interest will be secured by a first ranking lien on all assets of VGML, together with guarantees from certain parent and affiliated entities. In addition, VGML will be subject to certain negative pledges on future indebtedness.

Project and Company Overview

The Vatukoula Mine is an underground gold mine located on the main island Viti Levu in Fiji. The mine has produced more than 7 million ounces of gold over the last 85+ years. Since 2013, annual mine production has averaged 30,000–40,000 ounces per year. VGML plans to expand underground operations with a production target of 50,000–70,000 ounces per year in the next 3–5 years.

Gold reserves at the Vatukoula Mine occur in more than 25 current ore bodies. Historically, many other high grade mineralized structures were mined, with production rates of 75,000–100,000 ounces per year. Sandstorm believes the property has significant growth potential based on optimizing current reserves and operations, by expanding known deposits with increased drilling and exploring new target areas within the current mine workings and areas immediately adjacent.

VGML's beneficial owner is Zhongrun Resources Investment Corp ("Zhongrun"), a public company listed on the Shenzhen stock exchange (SZSE:000506). Zhongrun's operations are primarily focused on mining investments and real estate.

▶ **PRODUCTION HISTORY AND EXISTING OPERATIONS[1]**

The Vatukoula Mine currently operates a 1,550 tonne per day processing plant. Underground ore is subject to three-stage crushing, a ball mill, and flotation prior to roasting and leaching to a gold recovery circuit. Tailings are also re-processed via a thickener, leach tanks and a gold recovery circuit. Mill operating results for 2019 and 2020 are summarized in the table below. Proceeds from the stream will be invested by VGML in underground operations to increase tonnage and production to a total of 50,000–70,000 ounces per year in the next 3–5 years.

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1 Source: Information provided by VGML

SANDSTORM
GOLD ROYALTIES

	2019	2020
Underground Ore		
Ore treated (kt)	311	277
Grade (g/t)	4.1	4.5
Recovery	80%	78%
Underground Production (koz)	32.8	31.3
Tailings Reprocessing Production	2.8	3.8
Total Gold Production	**35.6**	**35.1**

► **RESERVES AND RESOURCES**

The historical mineral reserve and mineral resource estimates have been sourced from the report titled "Vatukoula Gold Mine, Fiji, Ore Reserve Depletion Report 2020" dated February 2021. These historical estimates are set out in the tables below.

Historical Underground Mineral Reserves

RESERVE CLASSIFICATION	TONNES (Mt)	AU (g/t)	CONTAINED METAL (Koz Au)
Proven	0.52	6.1	102
Probable	2.96	5.0	477
Proven & Probable	**3.49**	**5.2**	**580**

Notes:
1. Historical Mineral Reserves have an Effective Date of December 31, 2020.
2. Reported using an underground cut-off grade of 3.43 g/t gold and a gold price of US$1,500/oz.
3. Figures may not add correctly due to rounding.

Historical Underground Inclusive Mineral Resources

RESOURCE CLASSIFICATION	TONNES (Mt)	AU (g/t)	CONTAINED METAL (Koz Au)
Measured	1.36	7.9	350
Indicated	2.96	7.4	700
Measured & Indicated	**4.32**	**7.55**	**1,050**

Notes:
1. Historical Mineral Resources are inclusive of Historical Mineral Reserves have an Effective Date of December 31, 2020.
2. Calculated using a cut-off grade based on the product of multiplying the intercept width by the gold grade, with a minimum of 4.0 gram-metres per tonne with at least one assay greater than 2.0 g/t.

The mineral reserves and resources at the Vatukoula Mine are historical estimates and are not considered current according to National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). The historical estimate disclosed above was based on an internal update by VGML to a NI 43-101 Reserve and Resource Estimate contained in a 2019 VGML report[2]. This 2019 historical estimate has been updated by mathematically depleting the mineral reserve and mineral resource estimates based on mine production records through December 31, 2020.

A qualified person has not done sufficient work to classify the historical estimate as current mineral reserves or mineral resources, and accordingly Sandstorm is not treating the historical estimates as current mineral reserves or mineral resources. In order to update the historical mineral reserves and resources at the Vatukoula Mine, VGML will need to update the current mineral resource model by incorporating additional drilling and sampling that has been completed since the last mineral resource estimate was prepared and produce an updated Technical Report.

Based on detailed evaluation of this historical data and a site visit by members of our technical team, Sandstorm has identified significant growth potential at the asset.

Closing Conditions

Closing and funding of the VGML Stream is subject to certain closing conditions including, but not limited to consent of the Reserve Bank of Fiji, approval from the majority of Zhongrun's shareholders in attendance at a special shareholders' meeting to approve the transaction, consent from the Minister of Lands and Mineral Resources, and consent from the Fiji Director of Mines. Closing is currently expected within 4-6 weeks.

VALE S.A. ROYALTY PACKAGE

Sandstorm has purchased 9.3 million units of Vale's Participating Royalties for a net purchase price of US$108 million. The Participating Royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,564 km[2] (the "Vale Royalties" or the "Vale Royalty Package").

The diversified Vale Royalty Package includes the sales royalties as follows:

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2 Report provided by VGML titled "Updated Mineral Resource and Reserve Estimate NI 43-101 Technical Report on the Vatukoula Gold Mine, Viti Levu, Republic of Fiji" effective date June 10, 2019

▶ COPPER AND GOLD

- 0.03% net sales royalty on the Sossego copper-gold mine; and
- 0.06% net sales royalty on copper and gold and a 0.02% net sales royalty on all other minerals from certain assets.

▶ IRON ORE

- 0.04% net sales royalty on iron sales from the Northern System; and
- 0.04% net sales royalty on iron sales from a portion of the Southeastern System after the cumulative threshold is met (currently expected by Vale in 2024). Sandstorm estimates the royalty will cover approximately 70% of Southeastern System production after the threshold is triggered.

▶ OTHER

- 0.02% of net sales proceeds in the event of an underlying asset sale on certain assets.

Price Assumptions

While production attributable to the Vale Royalties is expected to increase through 2025, analyst consensus iron ore pricing declines over that period. Using a long-term iron ore price of US$75 per tonne (a decrease of more than 60% compared to current iron ore price of US$200+ per tonne), combined with the growth in production from Sandstorm's existing portfolio, iron ore is currently anticipated to account for 3% of revenue long-term.

Project and Company Overview

Vale is one of the world's largest[3] low-cost iron mining companies[4], contributing approximately 15% of global iron ore supply. Vale's iron ore production is in the first quartile of the cost curve[4] and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.

▶ NORTHERN SYSTEM

The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. In 2020, the Northern System produced 192 Mt of iron ore. Production capacity was 206 Mt at the end of 2020. Vale expects capacity to increase

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3 S&P Global Market Intelligence, Metals and Mining Companies Ranked by Current Market Capitalization
4 S&P Global Market Intelligence, 2021 Iron Ore Total Cash Cost (CFR China)

to 230 Mt by the end of 2022, with a long-term target of 260 Mt, which would be achieved via the approved expansion at Serra Sul and other growth projects[5].

Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Serra Sul began production in 2016 and is expected to produce through the late-2050s.

▶ SOUTHEASTERN SYSTEM

The Southeastern System is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2024. Approximately 70% of iron sales from the Southeastern System are covered by the Vale Royalties. Vale expects production capacity to increase to 101 Mt by the end of 2022[5] from current levels of 77 Mt in 2021.

History of Vale Royalties

The Participating Royalties were issued in 1997 as part of the privatization of Vale to provide pre-privatization shareholders exposure to long-term growth. The Participating Royalties are economically equivalent to royalty interests with no maturity until the underlying mining rights are extinguished. The Government of Brazil and the Brazilian Development Bank were among the original holders of the Participating Royalties.

Royalty payments are paid by Vale on a semi-annual basis on March 31 and September 30 of each year, reflecting production in the preceding half calendar year period (January 1–June 30 and July 1–December 31, respectively). Sandstorm will accrue the royalty revenue quarterly.

PRODUCTION GUIDANCE

With the addition of the Royalties, Sandstorm is forecasting attributable gold equivalent production between 62,000–69,000 ounces in 2021.

Sandstorm remains focused on precious metals and continues to estimate approximately 80% of revenue coming from gold and silver. Using consensus iron ore prices, the Company is currently expecting iron ore to account for 10% of revenue in 2021, dropping to 3% long-term.

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5 Vale Day 2020 Presentation, December 2, 2020

Statements regarding performance and expectations and Sandstorm's 2021 guidance and outlook are based on public forecasts and other disclosure by the third-party owners and operators of our assets or on our assessment thereof including certain estimates based on such information.

QP
Qualified Person

Keith Laskowski (MSc), Sandstorm's Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the scientific and technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON
PRESIDENT & CEO

604 689 0234

KIM BERGEN
CAPITAL MARKETS

604 628 1164



ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 229 royalties, of which 29 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the expectation that various closing conditions of the VGML Stream will be met including but not limited to consent of the Reserve Bank of Fiji, approval from the majority of Zhongrun's shareholders in attendance at a special shareholders' meeting to approve the transaction, consent from the Minister of Lands and Mineral Resources, consent from the Fiji Director of Mines., the expectation that the VGML Stream will close, the expectation that the closing of the VGML Stream will occur in 4-6 weeks, the estimation that the Royalties will contribute US$12-$15 million in revenue over the next five years, the estimation that the Vale Royalties will contribute US $11-$12 million in revenue in 2021, expectations that VGML Stream deliveries will grow from 2,280 ounces per year in the first 24 months to 5,430 per year for the remainder of the Fixed Delivery Period, the expectation that there is significant growth potential at the Vatukoula Mine, VGML's plans to expand underground operations at the Vatukoula Mine and use of proceeds from the VGML Stream, expectations of percentage of Sandstorm's long-term revenue attributable to iron-ore, expectations regarding increases in production capacity at Vale's Northern System and Southern System, mine life expectations for the Serra Norte and Serra Sul mining complexes, expectations for timing of the Southern System contributing to the Vale Production Royalties, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, including the increases to production guidance, the offer and sale of Common Shares under the at-the-market equity program (the "ATM Program"), including the timing and amounts thereof, the use of any proceeds from the ATM Program, and statements with respect to Sandstorm's proposed NCIB and the number of Common Shares that may be purchased under the normal course issuer bid. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the receipt of all required approvals, the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2020 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 30, 2021 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.